UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MECHEL PAO

(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING TWO COMMON SHARES

(Title of Class of Securities)

RU000A0DKXV5

583840103

(CUSIP Number)

Alexey Lukashov

1 Krasnoarmeyskaya St.,

125167 Moscow,

Russian Federation

+7 495 2218888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ksenia I. Zyuzina
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 98,360,505
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 77,826,997
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,360,505
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.63%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MetHol OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,826,997
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 77,826,997
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,826,997
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.70%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Bonoro Limited
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,533,508
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,533,508
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.93%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment to Schedule 13D (the “Schedule 13D”) further amends the Schedule 13D originally filed by the Reporting Persons on December 11, 2014 (the “Original Schedule 13D”), as amended and restated on May 12, 2016 (the “Amended Schedule 13D”), and relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel PAO, a public joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing two Common Shares. The principal executive offices of the Issuer are located at 1 Krasnoarmeyskaya St., Moscow 125167, Russian Federation.

Item 2.	Identity and Background

(a) - (c) and (f). This Schedule 13D is filed by Ksenia I. Zyuzina, a natural person and a citizen of the Russian Federation (“Ms. Zyuzina”); Bonoro Limited, a Limited company organized under the laws of the Republic of Cyprus (“Bonoro”) and MetHol OOO, a limited liability company organized under the laws of the Russian Federation (“MetHol”) (collectively, the “Reporting Persons”).

Ms. Zyuzina is a Chartering Director of Met Shipping (The Hague) B.V. Ms. Zyuzina’s principal address is at Parkstraat 20, 2514 JK, the Hague, the Netherlands.

Bonoro is a limited company organized under the laws of the Republic of Cyprus whose principal business is to make private investments. Ms. Zyuzina beneficially owns all the outstanding equity interests in Bonoro. The principal business office address of Bonoro is Kyvelis, 11, RANIA COURT, Flat/Office 001, Agioi Omologites, 1087 Nicosia, Republic of Cyprus. The names of the executive officers and directors of Bonoro, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Irina Auzin Director	Kyvelis, 11, RANIA COURT, Flat/Office 001, Agioi Omologites, 1087, Nicosia Republic of Cyprus	Republic of Cyprus	Executive in Corporate Compliance and Administration Services at Socmark Nominee Services Limited, Kyvelis, 11, RANIA COURT, Flat/Office 001, Agioi Omologites, 1087 Nicosia, Republic of Cyprus

MetHol is a limited company organized under the laws of the Russian Federation whose principal business is to make private investments. Ms. Zyuzina owns 33% of the outstanding equity interests in MetHol. The principal business office address of MetHol is 1 Krasnoarmeyskaya St., Moscow 125167, Russian Federation. The names of the executive officers and directors of MetHol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Ifutina General Director	1 Krasnoarmeyskaya St., Moscow 125167 Russian Federation	Russian Federation	Assistant of the Chairman of the Board of Directors of Mechel PAO, Mechel PAO, 1 Krasnoarmeyskaya St., Moscow, Russian Federation, 125167

(d) and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Igor V. Zyuzin (“Mr. Zyuzin”) gifted 33% of the outstanding equity interest in MetHol to Ms. Zyuzina for family reasons for no consideration. Mr. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.

Item 4.	Purpose of Transaction

Ms. Zyuzina beneficially owns approximately 23.63% of the Common Shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented. Accordingly, Ms. Zyuzina has no power individually to control matters to be decided by vote at a shareholders’ meeting and cannot control the appointment of the majority of directors and the removal of all of the elected directors.

No Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.

None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) – (b). All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 416,270,745 Common Shares, including Common Shares underlying ADSs and GDSs, issued and outstanding as of September 30, 2017.

MetHol is the record owner of 77,826,997 Common Shares, which represents 18.70% of the Common Shares, and Bonoro is the the record owner of 20,533,508 Common Shares, which represents 4.93% of the Common Shares.

Ms. Zyuzina owns 33% of the outstanding equity interests in MetHol and may therefore be deemed to share beneficial ownership of the Common Shares held of record by MetHol.

Ms. Zyuzina owns all of the outstanding equity interests in Bonoro, and, therefore, beneficially owns all Common Shares owned by Bonoro.

In October 2017, Bonoro acquired 20,533,508 Shares from Calridge and pledged such Shares as part of a financing transaction with Callender Trading Limited. The proceeds of the financing transaction were transferred to Calridge’s order in consideration for the Shares.

As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as of today as follows:

Reporting Person	Number of Common Shares Beneficially Owned	Percentage of Common Shares
Ms. Zyuzina	98,360,505	23.63%
MetHol	77,826,997	18.70%
Bonoro	20,533,508	4.93%

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: October 19, 2017

KSENIA I. ZYUZINA

/s/ Ksenia I. Zyuzina

BONORO LIMITED

By:	/s/ Irina Auzin
Name:	Irina Auzin
Title:	Director

METHOL OOO

By:	/s/ Tatyana Ifutina
Name:	Tatyana Ifutina
Title:	General Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Shares and ADSs of Mechel PAO, and further agree that this Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this agreement on October 19, 2017.

KSENIA I. ZYUZINA

/s/ Ksenia I. Zyuzina

BONORO LIMITED

By:	/s/ Irina Auzin
Name:	Irina Auzin
Title:	Director

METHOL OOO

By:	/s/ Tatyana Ifutina
Name:	Tatyana Ifutina
Title:	General Director